Exhibit 12

		Six
		Months
		Ended
		June 30,	Years Ended December 31,
		2015	2014	2013	2012	2011	2010
	Ratio of Earnings to Fixed Charges
	Including Interest on Deposits (1)	4.30	4.73	3.61	3.29	3.07	2.29
	Excluding Interest on Deposits (2)	7.53	8.35	5.47	5.01	4.70	3.56
a	Net Income	26,910	59,845	50,254	42,627	45,436	40,240
b	Income Taxes	11,082	23,899	16,484	14,673	17,148	12,227
c	Interest Expense on Deposits	5,685	11,039	10,623	10,703	13,355	20,254
d	Interest Expense on Borrowings*	4,765	9,378	12,712	12,690	15,317	18,509
e	Rent Expense	1,055	2,016	2,210	1,589	1,601	1,956
*	Interest expense on borrowings reflects amortization.
(1)	(a+b+c+d+e)/(c+d+e)
(2)	(a+b+d+e)/(d+e)